Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

April 28, 2020

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
MProved Systematic Multi-Strategy Fund S000060159

Dear Ms. Marquigny:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on April 14, 2020, and April 28, 2020, via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 71 to its registration statement. PEA No. 75 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N‑1A on February 28, 2020, for the purposes of making material changes to the principal investment strategies for the MProved Systematic Multi-Strategy Fund (the “Fund”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. With respect to responses showing revisions made to the registration statement, new language is underlined, and deleted language has a ~~strike-through~~. Undefined capitalized terms used herein have the same meaning as in PEA No. 75.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

PROSPECTUS

Summary Section - Fees and Expenses of the Fund

1.
Staff Comment: Please confirm supplementally that the costs of the Fund’s investments in special purpose acquisition companies (“SPACs”) will be included in the acquired fund fees and expenses (“AFFE”) in the Fees and Expenses of the Fund table.

Response: The Trust responds by supplementally confirming that to the extent a SPAC is considered an “Acquired Fund,” as defined by Instruction 3(f)(i) to Item 3 of Form N-1A, the Fund’s investments in SPACs will be included in AFFE in the Fees and Expenses of the Fund table.

Summary Section - Principal Investment Strategies

2.
Staff Comment: The Fund’s strategy states the “The Fund currently expects the derivatives that it trades to be primarily total return swaps and futures contracts; however, this may change over time.” Given that the Fund has materially changed its strategy, please consider whether this statement remains correct and if appropriate, revise.

Response: The Trust responds by supplementally confirming that the disclosure in question does not require revision.

3.
Staff Comment: Under the sub-heading “Event-Driven Strategies,” the disclosure states that the Fund’s investments within the universe of event-driven strategies “will change over time depending on the Adviser’s judgment on how best to allocate the Fund’s capital.” Could there be a period when the majority of the Fund is in one strategy? If so, disclose. Also, in your letter, please confirm that the Fund will update this disclosure if the adviser reallocates so to emphasize SPACs or a different strategy.

Response: The Trust responds by supplementally confirming that the Fund’s allocation methodology would not allocate the majority of the Fund’s assets to one event-driven strategy.

The Trust further responds by confirming that the Fund will update this disclosure if the Adviser reallocates so to emphasize SPACs or a different strategy.

4.	Staff Comment: With respect to the Fund’s investments in SPACs,

a.
Please disclose whether the SPACs in which the fund may invest rely on the exemptions from the definition of investment company set forth in Section 3(c)(1), or 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”).

b.	Explicitly state any investment limitations applicable to the Fund’s investments in SPACs

c.	Given the liquidity of these investments, supplementally explain how the fund determined that investments in SPACs would be appropriate for an open-end fund structure

d.	Explain how the Fund classifies the liquidity of SPACs and if any of these assets are considered illiquid for purposes of the 1940 Act.

Response:

a.	The Trust responds by confirming that the Fund will only invest in publicly traded SPACs and therefore no changes to the disclosure are necessary.

b.	The Trust responds by confirming that the Fund may invest in SPACs to the extent permitted by the 1940 Act and the Fund’s investment policies.

c.
The Trust responds by supplementally confirming that the Fund is managed in accordance with the applicable limitations of the 1940 Act. Investments in SPACs are evaluated for compliance with the Fund’s liquidity requirements using the same compliance policies and procedures used to evaluate the liquidity of all other investments in the Fund’s portfolio. To the extent that the Fund reasonably expects that an investment in a SPAC cannot be sold or disposed of under then-current market conditions within seven calendar days without significantly changing the market value of the position, the Fund would consider the position to be illiquid in accordance with the guidelines.

d.
The Trust responds by referring to the response above to Comment 4.c. for a discussion on the Fund’s process for determining the liquidity of SPACs. The Trust further responds by confirming that no SPAC position is considered illiquid at this time.

5.
Staff Comment: The Fund’s principal investment strategy disclosure states that “the Fund generally will purchase SPAC units within predetermined parameters during their IPO and in the secondary markets.” In the corresponding Item 9 description, please provide more criteria for purchasing SPAC units in secondary markets.

Response: The Trust responds by adding the following disclosure to Item 9:

“The Fund will purchase units of a SPAC in the secondary market to the extent that it was unable to achieve its target allocation in the IPO of such SPAC.”

6.	Staff Comment: 6. The Fund’s principal investment strategy disclosure with respect to investments in SPACs notes that the Adviser’s pre-determined parameters include “limits on concentration both in a deal and in the portfolio[.]” According to the SAI, the Fund may not concentrate in a particular industry. Either delete the reference in Item 4 or explain further in Item 9.

Response: The Trust responds by revising the disclosure as follows, with corresponding changes to Item 9:

“These pre-determined parameters may include minimum deal size thresholds, restrictions or limitations on certain target industries, and limits on sizing of both in a deal and in the portfolio, or other parameters as determined by the Adviser.”

7.
Staff Comment: The Fund’s disclosure notes that “The length of time during which the Fund will hold a particular SPAC position may vary based on a number of factors, including, but not limited to, the timing of Transactions, market conditions and the point in time in the SPAC’s life cycle at which the Fund invested in the SPAC.” When the Fund will continue to hold a post-transaction SPAC position, it is unclear whether the length of time the Fund maintains that position is a rules-based decision determined by the model or a discretionary decision of the adviser on the stated factors. Please clarify in Item 9.

Response: The Trust responds by revising the disclosure in Item 9 as follows:

“The Adviser will seek to exit a SPAC position after the SPAC Transaction closes in a systematic manner based on market conditions.”

8.	Staff Comment: Under the sub-heading Quantitative Strategies:

a.
The description of statistical arbitrage in the first paragraph of this section is jargon heavy and unnecessarily difficult to understand. Likewise, please revise the last sentence of this paragraph to define the term “carry trades”.

b.
Item 4 is intended to summarize only the strategies the Fund principally relies upon to achieve its objective. Accordingly, please delete the phrase “from time to time” in the first sentence of the last paragraph.

Response: The Trust responds by

a.	Revising the disclosure as follows:
“Quantitative strategies include systematic strategies that often take the form of statistical arbitrage whereby one buys “long” a financial instrument and sells “short” another financial instrument when the relative prices of such instruments deviate from their historical relationship in anticipation of prices reverting back to their historical norms. In implementing statistical arbitrage strategies, the Adviser may exclude securities from the portfolio based on daily trading volume, market capitalization, and price.  Any such constraints may evolve over time and are subject to change.

Systematic macro strategies use quantitative methods to discover price patterns across multiple asset classes such as equity, debt, foreign exchange and commodities.  While systematic macro strategies can encompass both trend following and counter trend strategies (as described below), they may also look for relative value across different securities or take advantage of relative differences in yields between different securities.”

b.	The Trust responds by making the requested revision.

9.
Staff Comment: The paragraph disclosing the Adviser’s investment selection process also discusses the Adviser’s use of discretion. In Item 9, please add disclosure regarding how the Adviser exercises discretion with these decisions. For example, what factors does the adviser consider in determining when to engage in hedging transactions or to adjust strategy allocations?

Response: The Trust responds by revising the following disclosure under Item 9:

“In selecting investments for the Fund pursuant to the above and other strategies, the Adviser generally applies a rules-based approach in which a variety of guidelines are imposed as soft limits, which determine portfolio composition. The Adviser may change its internal guidelines and rules from time to time, without notice. The strategies used by the Fund also have certain discretionary elements.  In particular, the Adviser’s discretion is used throughout the research, creation and implementation of the models used in the strategies.  In addition, decisions to adjust the sensitivity of a model to certain inputs, adjust the size of positions indicated by the strategies, determine the instruments to trade, choose the method of order entry, adjust leverage levels, adjust allocations among strategies and sub-strategies, determine deal rationale and deal break risk, determine valuations used by models, determine the time of entry and exit for a position, and determine when to engage in hedging activities require the Adviser’s discretion.  The Adviser may sell a position when it determines that the position no longer fits the Adviser’s rules-based criteria or when it deems appropriate based on the Adviser’s research and interpretation of relevant data.

The Fund may add additional strategies or remove existing strategies from time to time. ~~The Adviser uses various methodologies to determine asset~~ Asset allocation among the strategies is determined at the discretion of the Adviser using various methodologies. These ~~strategies~~ methodologies may include fixed asset allocation or various floating methodologies such as allocating based on the Adviser’s assessment of risk of each strategy or the investment opportunity for each strategy at any given time. Asset allocation methodologies may be subject to change in the Adviser’s discretion.”

Summary Section - Principal Risks

10.
Staff Comment: Please add disclosure specifically discussing the risks of event-driven strategies. The Staff notes it is identified as a principal risk in Item 9 and should therefore be included in Item 4. Accordingly, please review all strategies in Item 4(a) and ensure all risks are summarized in Item 4(b) and covered appropriately in Item 9.

Response: The Trust responds by adding the following risk disclosure to Item 4:

“Event Driven Strategies Risk. Event-driven investing requires the Adviser to make predictions about the likelihood that an event or transaction will occur and the impact such event or transaction will have on the value of a company’s securities. If the event or transaction fails to occur or it does not have the anticipated effect, losses can result.”

The Trust further responds by supplementally stating it has reviewed all strategies and risks in Item 4, along with the corresponding strategies and risk in Item 9 and determined no additional revisions are required.

11.
Staff Comment: Significant market events have occurred following the filing of this PEA, due to the COVID-19 pandemic. Please consider whether to revise your disclosure including risk disclosures, based on how this pandemic has affected both debt and equity markets. If not, please supplementally explain why no additional disclosure is necessary.

Response: The Trust responds by adding following disclosure:

“Market Turbulence Resulting from COVID-19. An outbreak of an infectious respiratory illness caused by a novel coronavirus known as COVID-19 has negatively affected the worldwide economy, as well as the economies of individual countries, the financial health of individual companies and the market in general in significant and unforeseen ways. Financial markets have experienced extreme volatility and severe losses, and trading in many instruments has been disrupted. Liquidity for many instruments has been greatly reduced for periods of time. Some interest rates are very low and in some cases yields are negative. Some sectors of the economy and individual issuers have experienced particularly large losses. The future impact of COVID-19 is currently unknown, and it may exacerbate other risks that apply to the Fund. Any such impact could adversely affect the Fund’s performance, the performance of the securities in which the Fund invests and may lead to losses on investments in the Fund.”

12.
Staff Comment: The Staff notes the Fund includes Real Estate and REIT Investment Risk as a principal risk of the Fund. Please add disclosure expressly discussing the Fund’s principal real estate investment strategy or delete the corresponding risk discussions on pages 15 and 38.

Response: The Trust responds by removing the Real Estate and REIT Investment Risk disclosure from the principal risks section of the Prospectus. Investments in real estate related securities are not considered a principal investment strategy of the Fund, however, the Adviser may trade REITs as part of another strategy. Accordingly, the Statement of Additional Information retains the appropriate disclosure regarding the potential risks of investing in REITs.

13.
Staff Comment: The Staff notes that When-Issued Securities Risk is included in Item 9, but Item 4 includes neither a parallel risk nor strategy. Please remove this from Item 9 or reconcile with Item 4 and disclose the corresponding principal strategy in Items 4 and 9.

Response: The Trust responds by supplementally stating that the When-Issued Securities Risk risk factor is applicable to another series of the Trust in the same family of funds and was inadvertently included in Item 9 for the Fund.

SAI

14.	Staff Comment: With respect to the Fund’s discussion of SPAC Transaction Targets and the Consummation of Transaction, please consider the need for uniquely tailored COVID-19 disclosure.

Response: The Trust responds by adding the following disclosure to the SAI:

“General Market Risks
U.S. and global markets have experienced significant volatility in recent years. The Funds are subject to investment and operational risks associated with financial, economic and other global market developments and disruptions, including those arising from war, terrorism, market manipulation, government interventions, defaults and shutdowns, political changes or diplomatic developments, public health emergencies (such as the spread of infectious diseases, pandemics and epidemics) and natural/environmental disasters, which can all negatively impact the securities markets and cause the Funds to lose value. These events can also impair the technology and other operational systems upon which the Funds’ service providers, including the Funds’ investment adviser, rely, and could otherwise disrupt the Funds’ service providers’ ability to fulfill their obligations to the Funds.
The recent spread of an infectious respiratory illness caused by a novel strain of coronavirus (known as COVID-19) has caused volatility, severe market dislocations and liquidity constraints in many markets, including markets for the securities the Funds hold, and may adversely affect the Funds’ investments and operations. The transmission of COVID-19 and efforts to contain its spread have resulted in travel restrictions and disruptions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, quarantines, event and service cancellations or interruptions, disruptions to business operations (including staff furloughs and reductions) and supply chains, and a reduction in consumer and business spending, as well as general concern and uncertainty that has negatively affected the economy. These disruptions have led to instability in the market place, including equity and debt market losses and overall volatility, and the jobs market. The impact of COVID-19, and other infectious illness outbreaks, epidemics or pandemics that may arise in the future, could adversely affect the economies of many nations or the entire global economy, the financial well-being and performance of individual issuers, borrowers and sectors and the health of the markets generally in potentially significant and unforeseen ways. In addition, the impact of infectious illnesses, such as COVID-19, in emerging market countries may be greater due to generally less established healthcare systems. This crisis or other public health crises may exacerbate other pre-existing political, social and economic risks in certain countries or globally.
The foregoing could lead to a significant economic downturn or recession, increased market volatility, a greater number of market closures, higher default rates and adverse effects on the values and liquidity of securities or other assets. Such impacts, which may vary across asset classes, may adversely affect the performance of the Funds. In certain cases, an exchange or market may close or issue trading halts on specific securities or even the entire market, which may result in the Funds being, among other things, unable to buy or sell certain securities or financial instruments or to accurately price its investments. These and other developments may adversely affect the liquidity of the Funds’ holdings.”

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 765‑6115.

Very truly yours,

/s/ Adam W. Smith
Adam W. Smith, Secretary
Series Portfolios Trust

CC:    Marco Adelfio, Goodwin Procter LLP